
10032820


RECEIVED
DEC 15 2010

PW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2009 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RYAN FINANCIAL, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
39617

89 MAIN STREET
(No. and Street)

ANDOVER (CITY) MA (state) 01810 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TARA McDERMOTT 1-978-475-1500 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Tara McDermott (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Tara McDermott
Signature

Vice President
Title

Lorraine Enos
Notary Public
Lorraine Enos

My Commission Expires
May 17, 2013

This report** contains (check all applicable boxes):

X (a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Ryan Financial, Inc.
Schedule I
Computation of Net Capital
September 30, 2010

Net capital		
Total stockholders' equity		$ 141,541
Nonallowable assets		
Prepaid Fidelity Bond	197	
Receivable from affiliate	92,310	
Receivable from clearing broker	13,079	105,586
		35,955
Deductions and haircuts		
Haircuts	755	
Excess deductible on Fidelity bond	5,000	5,755
Net capital		30,200
Less: Capital requirement		5,000
Excess capital		$ 25,200
Aggregate indebtedness		$ 7,856
Ratio of aggregate indebtedness to net capital		.26 to 1.0

See Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
September 30, 2010

Unaudited Net Capital	$ 31,508
Year End Accruals	(1,308)
Audited Net Capital	$ 30,200

See Accountant's Report and Accompanying Notes

Revenue Recognition

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $30,200 at September 30, 2010, which exceed required net capital of $5,000 by $25,200. The ratio of aggregate indebtedness to net capital at September 30, 2010 was .26 to 1.0.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.



RYAN FINANCIAL

Advisors on all Matters of Wealth Creation, Management, and Preservation

December 14, 2010


SEC MAIL PROCESSING
RECEIVED
DEC 1 5 2010
WASH. D.C.
193
SECTION

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Re: Ryan Financial, Inc. CRD 39617

To Whom It May Concern:

Please find enclosed an amended audited computation of net capital for our firm, Ryan Financial, Inc.

Thank you.

With best regards,

Janice M. Fair

/jmf
Enclosure

89 MAIN STREET, ANDOVER, MASSACHUSETTS 01810
TEL: 978-475-1500 ~ FAX: 978-475-6699 ~ EMAIL: mail@ryanfinancial.com
MARBLEHEAD, MA ~ 781-631-3800 PALM BEACH, FL ~ 561-694-1812